UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PAYA HOLDINGS INC.
(Name of Subject Company)

PAYA HOLDINGS INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70434P 103
(CUSIP Number of Class of Securities)

Melinda Doster
General Counsel and Secretary
Paya Holdings Inc.
303 Perimeter Center North, Suite 600
Atlanta, GA 30346
(800) 261-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Lee Sophia Hudson, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Evan Rosen Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Paya Holdings Inc., a Delaware corporation (the “Company” or “Paya”), with the Securities and Exchange Commission (the “SEC”) on January 24, 2023.

The Schedule 14D-9 relates to the tender offer by Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), to purchase, subject to certain conditions, any and all of the outstanding shares at a price of $9.75 per share of common stock of Paya, par value $0.001 per share (the “Shares”), from the seller for cash, without interest thereon (but subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on January 24, 2023 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By deleting the sentence under the section titled “Legal Proceedings” on page 55 and replacing it with the following paragraphs:

“In connection with the Offer and Merger Agreement, five complaints have been filed as individual actions in United States District Courts and one complaint has been filed in New York Supreme Court. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations.

On January 25, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Paya Holdings Inc., et al., Case No. 1:23-cv-659 (the “O’Dell Complaint”). On January 31, 2023, Jordan Wilson, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Jordan Wilson v. Paya Holdings Inc., et al., Case No. 1:23-cv-790 (the “Wilson Complaint”). On January 31, 2023, Robert Wilhelm, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wilhelm v. Paya Holdings Inc., et. al., Case No. 1:23-cv-119 (the “Wilhelm Complaint”). On February 1, 2023, Dustin Asbury, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Asbury v. Paya Holdings Inc., et. al., Case No. 1-23-cv-861 (the “Asbury Complaint”). On February 2, 2023, Jacob Wheeler, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wheeler v. Paya Holdings Inc., et. al., Case No. 1:23-cv-892 (the “Wheeler Complaint” and together with the O’Dell Complaint, the Wilson Complaint, the Wilhelm Complaint and the Asbury Complaint, the “Complaints”). The Complaints allege, among other things, that the defendants (the Company and its Board of Directors) violated Section 14(d), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts relating to the Transaction from the Schedule 14D-9 filed by the Company on January 24, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses.

On January 31, 2023, Brian Levy, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York for Nassau County, captioned Brian Levy v. Debora Boyda, et. al., Index No. 601850/2023 (the “Levy Complaint”). The Levy complaint alleges, among other things, that the defendants (the Company, its Board of Directors, and Parent) violated Section 10-5-50 of the Georgia Uniform Securities Act of 2008 and/or negligently and fraudulently misrepresented and concealed certain material facts related to the Transaction under New York common law. The Levy Complaint seeks, among other relief, (i) a declaration that the Company and its Board of Directors violated Section 10-5-50 of the Georgia Uniform Securities Act of 2008, (ii) a declaration that defendants negligently and fraudulently misrepresented, concealed and omitted material facts related to the Merger, (iii) injunctive relief preventing the consummation of the Merger, and (iv) an award of interest, attorney’s fees, expert fees and other costs.

The outcome of the matters described above cannot be predicted with certainty. However, the Company believes that the allegations in the Complaints, the Levy Complaint and the demand letters are without merit. Additional complaints or demand letters may be filed against or received by the Company, the Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser or Parent will not necessarily announce such additional filings.”

2. By deleting the second and third paragraphs under the section titled “—Antitrust Compliance—U.S. Antitrust Laws” on page 55 in its entirety and replacing it with the following paragraph:

“Each of Paya and Purchaser filed a Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on January 20, 2023. The waiting period under the HSR Act expired on February 6, 2023, at 11:59 p.m., New York time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAYA HOLDINGS INC.

	By:	/s/ Glenn Renzulli
	Name:	Glenn Renzulli
	Title:	Chief Financial Officer
Dated: February 7, 2023

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